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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K




                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d/16 of
                       the Securities Exchange Act of 1934

                                  January 2004





                                   AEGON N.V.





                                  50 AEGONplein
                                2591 TV THE HAGUE
                                 The Netherlands

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The press release of AEGON N.V.'s subsidiary, Transamerica Finance Corporation, dated January 12, 2004, is attached hereto as an appendix and incorporated by reference herein and in AEGON N.V.'s Registration Statement under the Securities Act of 1933 on Form F-3 (No 333 - 106497).


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             AEGON N.V.
                                             -----------------------------------
                                             (Registrant)



Date: January 14, 2004                 By
                                             /s/ E. Lagendijk
                                             -----------------------------------
                                             E. Lagendijk
                                             Senior Vice President and
                                             General Counsel